UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________

FORM 6-K

______________________________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated May 15, 2026

Commission File Number: 001-38018

______________________________________________

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

______________________________________________

N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

(Address of principal executive office)

______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

IMTE Announces Change to Annual General Meeting (AGM)

On May 15, 2026, Integrated Media Technology Limited advises it has cancelled the AGM meeting to be held on May 29, 2026 and it will now convene a new AGM on June 9, 2026. Details of the new AGM meeting is set out in the Exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 15, 2026

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Annual General Meeting

99.2	Revised Proxy Form

99.3	Shareholder Letter

2